UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As at AUGUST 28, 2016

Commission File Number: 000-49869

AMARC RESOURCES LTD.
(Translation of registrant's name into English)

15th Floor – 1040 W. Georgia Street
Vancouver, British Columbia
Canada V6E 4H1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Letter to Shareholders dated August 19, 2016

99.2	Notice of Annual General Meeting

99.3	Information Circular

99.4	Request for Annual and Interim Financial Statements and MD&A

99.5	Voting Information Form

99.6	Form of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amarc Resources Ltd.
(Registrant)

Date: August 28, 2016	By:	/s/ Paul Mann
Paul Mann
	Title:	Chief Financial Officer